

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Hongdi Brian Gu
Vice Chairman and President
XPENG INC.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

Re: XPENG INC.
Form F-1
Exhibit Nos. 10.15 and 10.16
Filed August 7 and 11, 2020
File No. 333-242283

Dear Mr. Gu:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance